SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 25, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ First Quarter Results 2022”, dated April 25, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of April 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q1 2022

Philips delivers Q1 sales of EUR 3.9 billion, with good demand driving 5% comparable order intake growth

Amsterdam, April 25, 2022

First-quarter highlights

  Group sales amounted to EUR 3.9 billion, with a 4% comparable sales decline on the back of 9% comparable sales growth in Q1 2021
  Comparable order intake increased 5%, driven by the Diagnosis & Treatment businesses and Hospital Patient Monitoring
  Income from continuing operations amounted to a loss of EUR 152 million, compared to a loss of EUR 34 million in Q1 2021
  Adjusted EBITA of EUR 243 million, or 6.2% of sales, compared to 9.5% of sales in Q1 2021
  Operating cash flow was an outflow of EUR 227 million, compared to an inflow of EUR 321 million in Q1 2021
  Philips provides update on Philips Respironics field action related to specific CPAP, BiPAP and mechanical ventilators

Frans van Houten, CEO of Royal Philips:

“Our customers confirm the relevance of our strategy and portfolio, as evidenced by the further growth of our all-time-high order book. Comparable order intake growth for the Group amounted to 5%, driven by good growth across the Diagnosis & Treatment businesses, as well as Hospital Patient Monitoring and Connected Care Informatics. In addition, we partnered with 12 more hospitals to help them transform the delivery of care, further building on the 80 new long-term strategic partnerships signed in 2021. In China, we signed an agreement with Shanghai East Hospital to provide its hospitals in the Shandong and Hainan provinces with a broad range of advanced imaging and critical care solutions. I am also pleased with the 8% comparable sales growth for our Personal Health businesses, which demonstrates continued strong consumer demand for our propositions enabling people to take care of their health and well-being.

Thanks to the hard work of our people, we recorded better than expected sales of EUR 3.9 billion in very challenging circumstances, with significant supply chain headwinds as well as the consequences of the Respironics field action. Adjusted EBITA margin for the Group was 6.2% in the quarter.

The strong customer demand and order book, coupled with our first-quarter sales performance, support the growth and margin expansion range for the full year as communicated in January 2022. At the same time, it is important we recognize the increasing risks related to the COVID-19 situation in China, the Russia-Ukraine war, supply chain challenges and inflationary pressures, which may potentially impact our ability to convert our strong order book to sales and achieve our margin target if conditions deteriorate further. Our teams are fully focused on everyday execution, delivering on the customer demand and strong order book, and addressing the supply chain risks. We are implementing additional cost measures, as well as price increases, to mitigate the inflationary headwinds.”

Business segment performance

The Diagnosis & Treatment businesses’ comparable sales decreased 2%, on the back of 9% comparable sales growth in Q1 2021. High-single-digit growth in Image-Guided Therapy was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to electronic component shortages, and on the back of strong growth in these businesses last year. Comparable order intake increased 7%, with double-digit growth in Image-Guided Therapy and mid-single-digit growth in Ultrasound and Diagnostic Imaging, reflecting robust traction for Philips’ very attractive offering. The Adjusted EBITA margin was 5.9%, mainly due to the decline in sales and the impact of supply chain headwinds.

The Connected Care businesses’ comparable sales decreased 21%, mainly due to the consequences of the Respironics field action. Comparable order intake was in line with Q1 2021, with continued strong demand and share gains in Hospital Patient Monitoring and Connected Care Informatics. The Adjusted EBITA margin amounted to 0.4%, mainly due to the decline in sales and the impact of supply chain headwinds, partly offset by cost savings.

The Personal Health businesses’ comparable sales increased by a strong 8%, primarily driven by double-digit growth in Oral Healthcare. The Adjusted EBITA margin amounted to 15.3%, mainly due to the increase in sales, partly offset by supply chain headwinds and an adverse currency impact.

Philips’ ongoing focus on innovation and partnerships resulted in the following key developments in the quarter:

  Philips signed 12 new long-term strategic partnerships in the quarter, including a 10-year agreement with Oulu University Hospital in Finland to deliver the latest Philips Azurion image-guided therapy solutions, as well as maintenance, consultancy and financing services.
  Philips expanded its leading ultrasound portfolio with advanced hemodynamic measurement capabilities on its handheld ultrasound Lumify, enabling clinicians to quantify blood flow in a wide range of point-of-care diagnostic applications, including cardiology and obstetrics & gynecology.
  Philips entered into partnerships with healthcare providers in the UK and Germany to deliver its vendor-neutral Radiology Operations Command Center, which enables remote collaboration between technologists, radiologists and imaging operations teams across multiple sites, to help increase productivity and expand access to MR- and CT-based diagnosis.
  Building on the market share gain in 2021, Philips MR delivered strong double-digit order intake growth in the quarter, driven by all major product families. Further highlighting the success of its unique helium-free operating MR portfolio, since its launch Philips has installed more than 500 of its Ingenia Ambition MRI systems, which deliver superb image quality and perform MRI exams up to 50% faster.
  Philips is successfully expanding into interventional oncology with the installation of its innovative lung cancer diagnosis and treatment solution Lung Suite in hospitals in Belgium, France, Israel, and the UK. Based on Philips Azurion, this solution enhances the accuracy of biopsy procedures and provides a therapy option to immediately treat early-stage lung cancer patients.
  Underlining the clinical and economic value of remote cardiac patient monitoring, Philips announced new research demonstrating increased atrial fibrillation detection and significant cost savings using Philips’ mobile cardiac outpatient telemetry monitoring. In addition, Philips expanded its remote cardiac monitoring portfolio with a patch-based, clinical-grade ECG to improve patient recruitment, compliance and retention for clinical trials.
  Philips completed the global introduction of its new Philips Shaver S9000 with SkinIQ with its launch in Japan, resulting in accelerated sales growth for this category, and a 4.9 (out of 5) consumer rating and review score within the first month.
  Following the successful refresh of its entry-range electric toothbrushes, the launch of the Sonicare 9900 Prestige premium range, and the launch of innovative interdental cleaning devices in 2021, Philips Oral Healthcare recorded strong double-digit comparable sales growth in the quarter, driven by North America and China.

Cost savings

Our cost savings programs delivered EUR 97 million in the first quarter. After deducting supply cost increases, net savings amounted to EUR 8 million in the first quarter. In response to the inflationary headwinds, the company is implementing additional cost-saving measures of EUR 150-200 million for the full year.

Philips Respironics field action related to specific CPAP, BiPAP and mechanical ventilators

“We are committed to supporting the community of patients who rely on our sleep and respiratory care solutions for their health and quality of life, and the physicians and customers who are dedicated to meeting patient needs. We are replacing or repairing the devices related to the Respironics field action as fast as possible and are continuing to update patients and customers about the progress of the program. We have a strong program management in place overseeing every aspect of the remediation, which involves more than 1,000 of our colleagues,” said Frans van Houten, CEO of Royal Philips.

Philips has a strong program management in place led by Roy Jakobs, Chief Business Leader of the Connected Care businesses and member of Philips’ Executive Committee, to ensure the Respironics field action is executed with speed and accuracy. Management responsibility and oversight have been strengthened with organizational changes implemented in Philips Respironics and the Quality & Regulatory function. Staffing and expertise related to post-market surveillance, medical affairs, toxicology and bio-compatibility have also been increased.

Philips Respironics has more than tripled its weekly production output compared to 2020, despite the ongoing global supply chain challenges. To date, Philips Respironics has produced more than 2.2 million repair kits and replacement devices. Following another wave of Philips Respironics’ comprehensive patient and customer communication outreach and based on current insights, the total expected units to be remediated have increased by approximately 300,000, primarily in the US. Philips Respironics recorded a EUR 65 million increase in the field action provision in the quarter to cater for the higher expected volume of devices eligible for remediation and higher communication costs. Additionally, a further EUR 100 million provision was recorded for potential higher cost of execution and to ensure the speed of the program in a volatile environment. Philips Respironics expects to complete over 90% of the production and shipments to customers in 2022.

Philips Respironics continues to make good progress with the comprehensive test and research program to better characterize the possible health risks associated with the sound abatement foam in the affected devices. Comprehensive testing and analyses related to the affected CPAP and BiPAP devices are expected to be completed in the second quarter of 2022.

On April 8, 2022, Philips Respironics and certain of Philips’ subsidiaries in the US received a subpoena from the US Department of Justice to provide information related to events leading to the Respironics recall. The relevant subsidiaries are cooperating with the agency.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q1 2021	Q1 2022
Sales	3,827	3,918
Nominal sales growth	4%	2%
Comparable sales growth1)	9%	(4)%
Comparable order intake2)	(5)%	5%
Income from operations	(52)	(181)
as a % of sales	(1.4)%	(4.6)%
Financial expenses, net	(6)	(27)
Investments in associates, net of income taxes	8	(11)
Income tax	16	67
Income from continuing operations	(34)	(152)
Discontinued operations, net of income taxes	73	-
Net income	40	(151)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	(0.04)	(0.17)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.28	0.15
Net income attributable to shareholders3) (in EUR) - diluted	0.04	(0.17)
EBITA1)	61	(107)
as a % of sales	1.6%	(2.7)%
Adjusted EBITA1)	362	243
as a % of sales	9.5%	6.2%
Adjusted EBITDA1)	579	488
as a % of sales	15.1%	12.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales declined by 4% due to global supply chain challenges and consequences of the Respironics field action. Comparable sales in the Personal Health businesses showed a high-single-digit increase, which was more than offset by a double-digit decline in the Connected Care businesses and a low-single-digit decline in the Diagnosis & Treatment businesses.
  Comparable order intake increased by 5%, with high-single-digit growth in the Diagnosis & Treatment businesses and flat comparable order intake in the Connected Care businesses.
  Adjusted EBITA was EUR 243 million and the margin amounted to 6.2%, due to the decline in sales and the impact of supply chain headwinds, partly offset by cost savings.
  Restructuring, acquisition-related and other charges amounted to EUR 350 million, compared to EUR 301 million in Q1 2021. Q1 2022 includes EUR 65 million for the Respironics field action provision, a EUR 100 million provision related to potential higher execution costs of the field action program, and EUR 50 million of running remediation costs in Respironics. Furthermore, Q1 2022 includes restructuring charges and portfolio realignment charges of EUR 118 million.
  Financial income and expenses resulted in an expense of EUR 27 million, compared to EUR 6 million in Q1 2021. Q1 2022 includes lower gains from the revaluation of Philips’ minority participations.
  Income tax benefit increased by EUR 51 million year-on-year, mainly due to lower income and prior years’ assessment.
  Net income decreased by EUR 191 million, mainly due to lower operational earnings and lower net income from discontinued operations, partly offset by lower amortization and tax charges.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q1 2021	Q1 2022	nominal	comparable1)
Western Europe	791	785	(1)%	(5)%
North America	1,534	1,650	8%	(2)%
Other mature geographies	454	410	(10)%	(9)%
Total mature geographies	2,779	2,846	2%	(4)%
Growth geographies	1,048	1,072	2%	(3)%
Philips Group	3,827	3,918	2%	(4)%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Comparable sales declined across all geographic clusters, mainly due to global supply chain challenges and consequences of the Respironics field action.

Cash and cash equivalents balance

in millions of EUR

	Q1 2021	Q1 2022
Beginning cash balance	3,226	2,303
Free cash flow1)	169	(402)
Net cash flows used in operating activities	321	(227)
Net capital expenditures	(152)	(175)
Other cash flows from investing activities	(2,891)	(347)
Treasury shares transactions	3	(39)
Changes in debt	457	(40)
Other cash flow items	47	14
Net cash flows used in discontinued operations	69	(44)
Ending cash balance	1,040	1,445
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities decreased, mainly due to increased working capital and higher income tax paid.
  Other cash flows from investing activities mainly includes the acquisitions of Vesper Medical and Cardiologs, whereas Q1 2021 mainly included the acquisitions of BioTelemetry and Capsule Technologies.
  Treasury shares transactions includes share repurchases for capital reduction purposes and for Long-Term Incentive and employee stock purchase plans.
  Net cash flows from discontinued operations includes a tax payment related to a business divested in 2017, whereas Q1 2021 included cash flows from the Domestic Appliances business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2021	March 31, 2022
Long-term debt	6,473	6,476
Short-term debt	506	531
Total debt	6,980	7,008
Cash and cash equivalents	2,303	1,445
Net debt	4,676	5,562
Shareholders' equity	14,438	14,462
Non-controlling interests	36	36
Group equity	14,475	14,498
Net debt : group equity ratio1)	24:76	28:72
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2021	Q1 2022
Sales	1,856	1,911
Sales growth
Nominal sales growth	2%	3%
Comparable sales growth1)	9%	(2)%
Income from operations	93	88
as a % of sales	5.0%	4.6%
EBITA1)	178	114
as a % of sales	9.6%	6.0%
Adjusted EBITA1)	162	113
as a % of sales	8.7%	5.9%
Adjusted EBITDA1)	228	181
as a % of sales	12.3%	9.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 2% in Q1 2022, with high-single-digit growth in Image-Guided Therapy, which was more than offset by a decline in Ultrasound and in Diagnostic Imaging due to supply chain shortages, and on the back of strong growth in these businesses last year.
  Comparable sales in mature geographies showed low-single-digit growth, while growth geographies recorded a high-single-digit decline.
  Adjusted EBITA was EUR 113 million and the margin amounted to 5.9%, mainly due to the decline in sales and the impact of supply chain headwinds.
  Restructuring, acquisition-related and other charges were not material, compared to a gain of EUR 15 million in Q1 2021. In Q2 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2021	Q1 2022
Sales	1,155	993
Sales growth
Nominal sales growth	5%	(14)%
Comparable sales growth1)	7%	(21)%
Income from operations	(158)	(378)
as a % of sales	(13.7)%	(38.1)%
EBITA1)	(134)	(334)
as a % of sales	(11.6)%	(33.6)%
Adjusted EBITA1)	149	4
as a % of sales	12.9%	0.4%
Adjusted EBITDA1)	191	60
as a % of sales	16.5%	6.0%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 21%, mainly due to the consequences of the Respironics field action and the impact of supply chain headwinds.
  Comparable sales in growth and mature geographies showed a double-digit decline.
  Adjusted EBITA was EUR 4 million and the margin amounted to 0.4%, mainly due to the decline in sales and the impact of supply chain headwinds, partly offset by cost savings.
  Restructuring, acquisition-related and other charges were EUR 339 million, compared to EUR 282 million in Q1 2021. Q1 2022 includes EUR 65 million for the Respironics field action provision, a EUR 100 million provision related to potential higher execution costs of the field action program, and EUR 50 million of running remediation costs in Respironics. Furthermore, Q1 2022 includes restructuring charges and portfolio realignment charges of EUR 95 million. In Q2 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 75 million.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2021	Q1 2022
Sales	741	838
Sales growth
Nominal sales growth	10%	13%
Comparable sales growth1)	17%	8%
Income from operations	99	124
as a % of sales	13.4%	14.8%
EBITA1)	103	128
as a % of sales	13.9%	15.3%
Adjusted EBITA1)	104	128
as a % of sales	14.0%	15.3%
Adjusted EBITDA1)	131	159
as a % of sales	17.7%	19.0%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales growth was 8%, with double-digit growth in Oral Healthcare and Mother & Child Care and flat growth in Personal Care.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in China. Mature geographies recorded mid-single-digit growth, driven by double-digit growth in North America, partly offset by a mid-single-digit decline in Western Europe.
  Adjusted EBITA was EUR 128 million and the margin amounted to 15.3%, mainly due to the increase in sales, partly offset by supply chain headwinds and an adverse currency impact.

Other

Key data

in millions of EUR

	Q1 2021	Q1 2022
Sales	76	176
Income from operations	(87)	(16)
EBITA1)	(86)	(15)
Adjusted EBITA1) of:	(53)	(2)
IP Royalties	31	100
Innovation	(35)	(30)
Central costs	(46)	(63)
Other	(4)	(9)
Adjusted EBITDA1)	29	87
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 100 million, mainly due to higher royalty income and supplies to a divested business.
  Adjusted EBITA increased by EUR 51 million, mainly due to higher royalty income, partly offset by investments, mainly in IT and Quality & Regulatory, and an adverse currency impact.
  Restructuring, acquisition-related and other charges amounted to EUR 12 million, compared to EUR 33 million in Q1 2021. In Q2 2022, restructuring, acquisition-related and other charges are expected to total approximately EUR 20 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips' ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; Philips' ability to execute and deliver on programs on business transformation and IT system changes and continuity; the effectiveness of our supply chain; attracting and retaining personnel; COVID-19 and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2021.

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. Future developments are subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities and the portion to be replaced or repaired. Actual outcomes in future periods may differ from these estimates and affect the company's results of operations, financial position and cash flows.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management's estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2021.

Fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2021. In certain cases independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2021 except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated IFRS financial statements as at and for the year ending December 31, 2022.

Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q1
	2021	2022
Sales	3,827	3,918
Cost of sales	(2,340)	(2,407)
Gross margin	1,487	1,511
Selling expenses	(986)	(1,064)
General and administrative expenses	(173)	(155)
Research and development expenses	(424)	(495)
Other business income	50	32
Other business expenses	(6)	(11)
Income from operations	(52)	(181)
Financial income	36	17
Financial expenses	(42)	(44)
Investment in associates, net of income taxes	8	(11)
Income before taxes	(50)	(219)
Income tax	16	67
Income from continuing operations	(34)	(152)
Discontinued operations, net of income taxes	73	-
Net income	40	(151)
Attribution of net income
Income from continuing operations attributable to shareholders1)	(34)	(152)
Net income attributable to shareholders1)	39	(151)
Net income attributable to non-controlling interests	1	-
Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):1)
- basic	905,240	869,370
- diluted	913,837	878,870
Income from continuing operations attributable to shareholders1)
- basic	(0.04)	(0.17)
- diluted	(0.04)	(0.17)
Net income attributable to shareholders1)
- basic	0.04	(0.17)
- diluted	0.04	(0.17)
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  EBITA
  Adjusted EBITA
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2021 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021.

Sales growth composition

in %

	Q1 2022
	nominal growth	consolidation changes	currency effects	comparable growth
2022 versus 2021
Diagnosis & Treatment	3.0%	0.0%	(5.2)%	(2.2)%
Connected Care	(14.0)%	(2.8)%	(4.4)%	(21.3)%
Personal Health	13.1%	0.0%	(5.4)%	7.7%
Philips Group	2.4%	(1.2)%	(5.0)%	(3.8)%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q1
	2021	2022
Net income	40	(151)
Discontinued operations, net of income taxes	(73)	-
Income from continuing operations	(34)	(152)
Continuing operations non-controlling interests	(1)	-
Income from continuing operations attributable to shareholders 1)	(34)	(152)
Adjustments for:
Amortization and impairment of acquired intangible assets	113	74
Restructuring and acquisition-related charges	9	25
Other items	292	325
Net finance expenses	(21)	(1)
Tax impact of adjusted items and tax only adjusting items	(99)	(136)
Adjusted income from continuing operations attributable to shareholders 1)	260	135
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	(0.04)	(0.17)
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.28	0.15
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2022
Net income	(151)
Discontinued operations, net of income taxes	-
Income tax expense	(67)
Investments in associates, net of income taxes	11
Financial expenses	44
Financial income	(17)
Income from operations	(181)	88	(378)	124	(16)
Amortization and impairment of acquired intangible assets	74	25	44	4	1
EBITA	(107)	114	(334)	128	(15)
Restructuring and acquisition-related charges	25	(1)	20	-	6
Other items	325		319		6
Adjusted EBITA	243	113	4	128	(2)

Q1 2021
Net income	40
Discontinued operations, net of income taxes	(73)
Income tax expense	(16)
Investments in associates, net of income taxes	(8)
Financial expenses	42
Financial income	(36)
Income from operations	(52)	93	(158)	99	(87)
Amortization and impairment of acquired intangible assets	113	84	24	4	1
EBITA	61	178	(134)	103	(86)
Restructuring and acquisition-related charges	9	(17)	22	1	3
Other items	292	2	260	-	30
Adjusted EBITA	362	162	149	104	(53)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2022
Net income	(151)
Discontinued operations, net of income taxes	-
Income tax expense	(67)
Investments in associates, net of income taxes	11
Financial expenses	44
Financial income	(17)
Income from operations	(181)	88	(378)	124	(16)
Depreciation, amortization and impairments of fixed assets and acquired intangible assets	355	95	133	35	92
Restructuring and acquisition-related charges	25	(1)	20	-	6
Other items	325		319		6
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(35)	(1)	(33)		(1)
Adjusted EBITDA	488	181	60	159	87

Q1 2021
Net income	40
Discontinued operations, net of income taxes	(73)
Income tax expense	(16)
Investments in associates, net of income taxes	(8)
Financial expenses	42
Financial income	(36)
Income from operations	(52)	93	(158)	99	(87)
Depreciation, amortization and impairments of fixed assets and acquired intangible assets	332	152	66	31	83
Restructuring and acquisition-related charges	9	(17)	22	1	3
Other items	292	2	260	-	30
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(1)	(2)	-	-
Adjusted EBITDA	579	228	191	131	29

Composition of free cash flow

in millions of EUR

	January to March
	2021	2022
Net cash provided by operating activities	321	(227)
Net capital expenditures	(152)	(175)
Purchase of intangible assets	(15)	(28)
Expenditures on development assets	(60)	(61)
Capital expenditures on property, plant and equipment	(78)	(92)
Proceeds from disposals of property, plant and equipment	1	7
Free cash flow	169	(402)

Philips statistics

in millions of EUR unless otherwise stated

	2021				2022
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,827	4,230	4,156	4,944	3,918
Comparable sales growth1)	9%	9%	(8)%	(10)%	(4)%
Comparable order intake2)	(5)%	(15)%	47%	4%	5%
Gross margin	1,487	1,789	1,973	1,918	1,511
as a % of sales	38.9%	42.3%	47.5%	38.8%	38.6%
Selling expenses	(986)	(1,056)	(1,041)	(1,175)	(1,064)
as a % of sales	(25.8)%	(25.0)%	(25.0)%	(23.8)%	(27.2)%
G&A expenses	(173)	(138)	(164)	(124)	(155)
as a % of sales	(4.5)%	(3.3)%	(3.9)%	(2.5)%	(4.0)%
R&D expenses	(424)	(470)	(437)	(475)	(495)
as a % of sales	(11.1)%	(11.1)%	(10.5)%	(9.6)%	(12.6)%
Income from operations	(52)	85	358	162	(181)
as a % of sales	(1.4)%	2.0%	8.6%	3.3%	(4.6)%
Net income	40	153	2,980	151	(151)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.04)	0.07	0.47	0.16	(0.17)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.28	0.40	0.40	0.57	0.15
EBITA1)	61	173	426	230	(107)
as a % of sales	1.6%	4.1%	10.2%	4.6%	(2.7)%
Adjusted EBITA1)	362	532	512	647	243
as a % of sales	9.5%	12.6%	12.3%	13.1%	6.2%
Adjusted EBITDA1)	579	762	739	905	488
as a % of sales	15.1%	18.0%	17.8%	18.3%	12.5%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics

in millions of EUR unless otherwise stated

	2021				2022
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,827	8,057	12,212	17,156	3,918
Comparable sales growth1)	9%	9%	3%	(1)%	(4)%
Comparable order intake2)	(5)%	(11)%	4%	4%	5%
Gross margin	1,487	3,277	5,250	7,168	1,511
as a % of sales	38.9%	40.7%	43.0%	41.8%	38.6%
Selling expenses	(986)	(2,042)	(3,083)	(4,258)	(1,064)
as a % of sales	(25.8)%	(25.3)%	(25.2)%	(24.8)%	(27.2)%
G&A expenses	(173)	(311)	(475)	(599)	(155)
as a % of sales	(4.5)%	(3.9)%	(3.9)%	(3.5)%	(4.0)%
R&D expenses	(424)	(894)	(1,331)	(1,806)	(495)
as a % of sales	(11.1)%	(11.1)%	(10.9)%	(10.5)%	(12.6)%
Income from operations	(52)	33	391	553	(181)
as a % of sales	(1.4)%	0.4%	3.2%	3.2%	(4.6)%
Net income	40	192	3,173	3,323	(151)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.04)	0.03	0.51	0.67	(0.17)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.28	0.69	1.08	1.65	0.15
EBITA1)	61	234	660	890	(107)
as a % of sales	1.6%	2.9%	5.4%	5.2%	(2.7)%
Adjusted EBITA1)	362	894	1,406	2,054	243
as a % of sales	9.5%	11.1%	11.5%	12.0%	6.2%
Adjusted EBITDA1)	579	1,341	2,080	2,985	488
as a % of sales	15.1%	16.6%	17.0%	17.4%	12.5%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,289	912,734	910,306	870,182	869,298
Shareholders' equity per common share (in EUR)	13.80	13.10	16.00	16.59	16.64
Net debt : group equity ratio1)	34:66	36:64	21:79	24:76	28:72
Total employees of continuing operations	77,343	77,084	77,746	78,189	78,548
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2021. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

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